Exhibit 99.2

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Financial Statements as of

March 31, 2014 and for the Three Months Ended March 31, 2014 and 2013

Index to Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Financial Statements as of

March 31, 2014 and for the Three Months Ended March 31, 2014 and 2013

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Statement of Operations for the Three Months Ended March 31, 2014 and 2013	2
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Balance Sheets as of March 31, 2014 and December 31, 2013	3
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Statements of Owner’s Equity for the Three Months Ended March 31, 2014 and 2013	4
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Unaudited Combined Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2013	5
Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS Notes to Unaudited Combined Financial Statements as of March 31, 2014 and for the Three Months Ended March 31, 2014 and 2013	6

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Unaudited Combined Statement of Operations

For the Three Months Ended March 31, 2014 and 2013

(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2014	2013
Time charter revenues	$11,372	$—
Total revenues (Notes 2(d), 4, 5, and 14)	11,372	—
Operating expenses: (Note 14)
Vessel operating expenses (Note 2(d))	2,675	—
Depreciation and amortization (Note 10)	2,835	—
General and administrative expenses	45	25

Total operating expenses	5,555	25

Operating income	5,817	(25)

Finance income (expense): (Notes 2(e) and 14)
Interest income	15	—
Interest expense (Notes 6(a) and 14)	(1,979)	—
Other finance expense (Note 6(b))	(281)	(148)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	632	—
Net gain (loss) on foreign currency transactions	(31)	486

Total finance expense	(1,644)	338

Income (loss) before income taxes	4,173	313
Income tax benefit (expense) (Note 13)	—	—

Net income (loss)	$4,173	$313

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Unaudited Combined Balance Sheets

As of March 31, 2014 and December 31, 2013

(U.S. Dollars in thousands)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 8)	$6,860	$11,841
Trade accounts receivable, less allowance for doubtful accounts of $0 in March 31, 2014 and December 31, 2013	—	3,777
Receivables from owners and affiliates	3,331	775
Inventories (Note 2(h))	260	289
Other current assets (Notes 2(i) and 9(b))	2,409	1,641

Total current assets	12,860	18,323

Long-term assets:
Vessels and equipment (Notes 2(j), 2(k), 2(l), and 10):
Vessels	287,607	287,486
Vessels under construction	—	—
Less accumulated depreciation and amortization	(6,138)	(3,303)

Net property, plant, and equipment	281,469	284,183

Deferred debt issuance cost (Note 2(m))	3,885	4,114
Derivative assets (Notes 7 and 8)	1,550	—

Total assets	$299,764	$306,620

Liabilities and Owner’s Equity
Current liabilities:
Trade accounts payable	$474	$580
Accrued expenses (Note 11)	1,735	1,830
Current portion of long-term debt (Notes 8 and 12)	19,500	19,500
Derivative liabilities (Notes 7 and 8)	918	—
Prepaid charter and deferred revenue (Note 2(p))	1,487	1,487
Payables to owners and affiliates	568	7,065
Other current liabilities	—	—

Total current liabilities	24,682	30,462

Long-term liabilities:
Long-term debt (Notes 8 and 12)	207,188	212,063
Other long-term liabilities	5,144	5,518

Total liabilities	237,014	248,043

Commitments and contingencies (Notes 2(q) and 15)
Equity:
Share capital, par value $366.3, 200 shares issued at March 31, 2014 and December 31, 2013	73	73
Share premium	43,077	43,077
Other paid in equity	11,229	11,229
Retained earnings	8,371	4,198
Total equity	62,750	58,577

Total liabilities and equity	$299,764	$306,620

The accompanying notes are an integral part of these financial statements.

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Unaudited Combined Statement of Owner’s Equity

For the Three Months Ended March 31, 2014 and 2013

(U.S. Dollars in thousands)

	Share Capital (1)	Share Premium	Other Paid-in Equity	Retained Earnings	Total Equity
Total equity as of December 31, 2012	$73	$43,077	$1,961	$1,202	$46,313
Net income for the period	—	—	—	313	313
Group contribution	—	—	—	—	—
Total equity as of March 31, 2013	$73	$43,077	$1,961	$1,515	$46,626

	Share Capital (1)	Share Premium	Other Paid-in Equity	Retained Earnings	Total Equity
Total equity as of December 31, 2013	$73	$43,077	$11,229	$4,198	$58,577
Net income for the period	—	—	—	4,173	4,173
Group contribution	—	—	—	—	—
Total equity as of March 31, 2014	$73	$43,077	$11,229	$8,371	$62,750

(1)	All shares have the same rights in the Companies.

The accompanying notes are an integral part of these financial statements.

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS

Unaudited Combined Statement of Cash Flows

For the Three Months Ended 31, 2014 and 2013

(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows provided by operating activities:
Net income (loss)	$4,173	$313
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	2,835	—
Amortization of deferred debt issuance cost	284	—
Unrealized (gain) loss on derivative instruments	(632)
Unrealized (gain) loss on foreign currency transactions	5	(491)
Other items	(374)	—
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	3,777	—
Decrease (increase) in receivables from owner and affiliates	(2,556)	—
Decrease (increase) in inventories	29	—
Decrease (increase) in other current assets	(749)	214
Increase (decrease) in trade accounts payable	(106)	915
Increase (decrease) in payable to owners and affiliates	(6,497)	—
Increase (decrease) in accrued expenses	(95)	1,864
Increase (decrease) in other liabilities	—	(26)

Net cash provided by operating activities	94	2,789

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(121)	(18,157)

Net cash used in investing activities	(121)	(18,157)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	13,012
Repayment of long-term debt	(4,875)	—
Payments of debt issuance cost	(74)	(472)
Changes in payables to owners and affiliates	—	2,893

Net cash provided by (used in) financing activities	(4,949)	15,433

Effect of exchange rate changes on cash	(5)	3
Net increase (decrease) in cash and cash equivalents	(4,981)	68
Cash and cash equivalents at the beginning of the year	11,841	228

Cash and cash equivalents at the end of the year	$6,860	$296

The accompanying notes are an integral part of these financial statements.

1) Description of Business

Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS (hereafter referred as the “Companies”) own the 123,000 DWT Suez-max shuttle tanker, Hilda Knutsen, and the 123,000 DWT Suez-max shuttle tanker, Torill Knutsen, respectively, delivered from Hyundai Heavy Industries (HHI) Shipyard in South Korea on August 5, 2013 and November 4, 2013.

Knutsen Shuttle Tankers 14 AS was established on March 25, 2011 to take ownership of one building contract for one 123,000 DWT Suez-max shuttle tanker, Hilda Knutsen, delivered on August 5, 2013. Knutsen Shuttle Tankers 15 AS was established on June 1, 2011 to take ownership of one building contract for one 123,000 DWT Suez-max shuttle tanker, Torill Knutsen, delivered on November 4, 2013. Both the Hilda Knutsen and the Torill Knutsen (the “Vessels”) are on time-charter contracts to Eni Trading and Shipping S.p.A. (“Eni”), for operation primarily on the Goliat offshore oil field outside northern Norway on a five-year time-charter agreement with five one-year-options. In the case of the charter for the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

The Companies are owned by Knutsen NYK Offshore Tankers AS (“KNOT”), and are operating as an integrated part of KNOT. KNOT is owned 50% by TS Shipping Invest AS (“TSSI”) and 50% by Nippon Yusen Kaisha (“NYK”). Technical and commercial management of the vessels have been subcontracted to Knutsen OAS Shipping AS (“KOAS”) up to July 1, 2012 and thereafter by KNOT Management AS, a 100% owned subsidiary of KNOT. KOAS is controlled 99% by TSSI.

There are no employees in the Companies and daily operation is managed by KNOT Management AS.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b) Reporting Currency

The combined financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the Companies is the U.S. Dollar, because both entities operate in the international shipping market all revenues are U.S. Dollars denominated and the majority of the expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains and losses are reflected separately in the accompanying combined statements of operations.

(c) Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, and income taxes.

(d) Revenues and Operating Expenses

The Companies recognize revenues from time charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under time charters, the Companies are responsible for providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the contract period. The Companies recognize revenues from spot contracts as voyage revenues using the percentage of completion method on a discharge-to-discharge basis.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charters.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Companies for time charters and during off-hire and are recognized when incurred. As further discussed in Note 14—Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Companies have no direct employees and, accordingly, are not liable for any pension or post-retirement benefits.

(e) Financial Income (Expense)

Interest expenses incurred on the Companies’ debt incurred during the construction of the Vessels exceeding one year are capitalized during the construction period.

(f) Cash and Cash Equivalents

The Companies consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(p) —Summary of Significant Accounting Policies: Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Companies’ best estimate of the amount of probable credit losses in existing accounts receivable. The Companies establish provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Companies consider the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no provisions as allowance for doubtful accounts or amounts written-off against the allowance for doubtful accounts as of March 31, 2014. The Companies do not have any off-balance-sheet credit exposure related to their customers.

(h) Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or market. For vessels on time charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method for all inventories.

(i) Other Current Assets

Other current assets principally consist of prepaid expenses, the current portion of deferred cost and other receivables.

(j) Vessels and Equipment

Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, the Companies drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Companies capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. The Companies expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Companies expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5–5 years

A vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(k) Capitalized Interest

Interest expense incurred on the Companies’ debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

(l) Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Companies first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(m) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(n) Derivative Instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying combined balance sheets and subsequently measured to fair value. The Companies do not apply hedge accounting to their derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the interest rate swap contracts of the Companies related to long-term mortgage debt are recorded in realized and unrealized gain (loss) on derivative instruments in the combined statements of operations. Cash flows related to interest rate swap contracts are presented as cash flows provided by operating activities in the combined statements of cash flows.

(o) Income Taxes

The tax expense in the income statement includes both tax payable and changes in deferred tax. Deferred tax is calculated at 28% on the basis of temporary differences between accounting and tax values and tax loss carried forward at the year end. Tax increasing and tax reducing temporary differences which reverse or may be reversed in the same period are assessed and netted. The Companies are subject to the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Tonnage tax is classified as an operating expense. To be within the scheme the Companies should meet certain requirements, such as only ownership of ship/ shares in the shipping companies, and only own certain types of financial assets.

(p) Prepaid Charter and Deferred Revenue

Under terms of the time charters, the customer pays for the month’s charter the first day of each month and that is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(q) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 15—Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off-hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(r) Fair Value Measurements

The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Companies determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(s) Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (“IFRS”) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply ASC 2011-04 prospectively for interim and annual periods beginning after December 5, 2011. The adoption of ASU 2011-04 did not have a material impact on the Companies’ combined financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Companies adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Companies’ combined financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (“AOCI”) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Companies’ combined financial statements.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Companies’ financial statements in the current year or are expected to have a material impact on future years.

3) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is currently employed under long-term fixed charters, which mitigates earnings risk. The Companies’ operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is a combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

The Companies did not incur any loss relating to their customers during the three months ended March 31, 2014. The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the combined revenues during the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2014		2013
Eni Trading and Shipping S.p.A	$11,372	100%	$—	0%

The Companies have financial assets that expose them to credit risk arising from possible default by a counterparty. The Companies consider their counterparties to be creditworthy financial institutions and do not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Companies would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents and trade accounts receivable. The Companies, in the normal course of business, do not demand collateral from their counterparties.

4) Operating Leases

The time charters of the vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters as of March 31, 2014, were as follows:

(U.S. Dollars in thousands)
2014 as of March 31, 2014	$33,506
2015	44,472
2016	44,472
2017	44,472
2018	32,188
2019 and thereafter	0

Total	$199,110

•	Knutsen Shuttle Tanker 14 AS owns the vessel, Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018, with Eni, with five one-year-options to extend until August 2023.

•	Knutsen Shuttle Tanker 15 AS owns the vessel, Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018, with Eni, with five one-year-options to extend until November 2023. In the case of the charter for the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

5) Segment Information

The Companies have not presented segment information as they consider their operations to occur in one reportable segment, the shuttle tanker market. In time charters, the charterer, not the Companies, controls the choice of which trading areas the vessel will serve. Accordingly, the Companies’ management, including the chief operating decision makers, does not evaluate performance according to geographical region.

For the three month ended period as of March 31, 2014, the vessels operated under two charters. See Note 3- Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the combined revenue. In both time charters, the charterer controls the choice of which trading areas the Vessels will serve. Accordingly, the Companies’ management, including the chief decision makers, do not evaluate performance according to geographical region.

6) Finance Income (Expense)

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the statement of operations for the three months ended March 31, 2014 and 2013 is as follows:

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2014	2013
Interest cost capitalized	$—	$871
Interest expense	1,979	—

Total interest cost	$1,979	$871

(b) Other Finance Expense

The following table presents the other finance expense for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2014	2013
Bank fees, charges and external guarantee costs	$(6)	$20
Related party guarantee commission	287	129

Total other finance expense	$281	$148

7) Derivative Instruments

Interest Rate Risk Management

In February 2014, the Companies entered into interest rate swap agreements effective from July, 2014 and until July 2018, for a total notional amount of $100 million to hedge against the interest rate risks of their variable rate borrowings. Under the terms of the interest rate swap agreements, the Companies will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Companies will pay to the counterparty a fixed rate of 1.455%.

The combined financial statements include the results of interest rate swap contracts to manage the Companies’ exposure related to changes in interest rates on its variable rate debt instruments. The Companies does not apply hedge accounting for derivative instruments. The Companies do not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Companies expose itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Companies, which creates credit risk for the Companies. When the fair value of a derivative instrument is negative, the Companies owe the counterparty, and, therefore, the Companies are not exposed to the counterparty’s credit risk in those circumstances. The Companies minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Companies do not contain credit risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Companies assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The variable interest rate mortgage debt obligations expose the Companies to variability in interest payments due to changes in interest rates. The Companies believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Companies entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Companies receive LIBOR-based variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of their debt hedged.

As of March 31, 2014, the total notional amount of the Companies outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $100 million. As of March 31, 2014, the carrying amount of the interest rate swaps contracts were net assets of $0.7 million. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Companies did not have any interest rate swap agreements as of March 31, 2013.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2014	2013
Realized gain (loss)
Interest rate swap contracts	$—	$—
Unrealized gain (loss)
Interest rate swap contracts	632	—

Total	$632	$—

8) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Companies’ financial instruments as of March 31, 2014 and 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	March 31, 2014		December 31, 2013
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,860	$6,860	$11,841	$11,841
Restricted cash	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	1,550	1,550
Financial liabilities:
Long-term debt, current and non-current	226,688	227,926	231,563	232,894
Current derivative liabilities:
Interest rate swap contracts	918	918	—	—

The carrying amounts shown in the table above are included in the Companies’ balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of March 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Companies’ own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Companies based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents: The fair value of the Companies’ cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of interest-rate swaps is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Companies use market interest rates and adjust that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Companies considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Companies’ bankers as well as other banks that regularly compete to provide financing to the Companies.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of March 31, 2014 and December 31, 2013:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	March 31, 2014	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$6,860	$6,860	$—	$—
Non-current derivative assets:
Interest rate swap contracts	1,550	—	1,550	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	918		918
Long-term debt, current and non-current	227,926	—	227,926	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$11,841	$11,841	$—	$—
Non-current derivative assets:
Interest rate swap contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	232,894	—	232,894	—

The Companies’ accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of March 31, 2014 and December 31, 2013.

9) Trade Accounts Receivables

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of March 31, 2014 and December 2013, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

(U.S. Dollars in thousands)	At March 31, 2014	At December 31, 2013
Refund of value added tax	$27	$88
Prepaid expenses	157	43
Current portion of deferred debt issuance cost	1,139	1,120
Other receivable	1,086	390

Total other current assets	$2,409	$1,641

10) Vessels and Equipment

(U.S. Dollars in thousands)	Vessels & equipment	Vessels under construction	Accumulated depreciation	Net vessels
Balance December 31, 2012	$—	126,663	$—	$126,663
Additions	—	155,823	—	155,823
Drydock costs	5,000	—	—	5,000
Transfer from vessels under construction	282,486	(282,486)	—	—
Disposal	—	—	—	—
Depreciation	—	—	(3,303)	(3,303)
Balance December 31, 2013	$287,486	$—	$(3,303)	$284,183

Additions	121	—	—	121
Drydock costs	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposal	—	—	—	—
Depreciation	—	—	(2,835)	(2,835)

Balance March 31, 2014	$287,607	—	$(6,138)	$281,469

As of March 31, 2014, Vessels with a book value of $281.5 million are pledged as security held as a guarantee for the Companies’ long-term debt. See Note 12—Long-Term Debt.

Drydocking activity for the three months ended March 31, 2014 is summarized as follows:

(U.S. Dollars in thousands)	At March 31, 2014	At December 31, 2013
Balance at the beginning of the year	$4,709	$—
Costs incurred for drydocking	—	5,000
Drydock amortization	(250)	(291)

Balance at the end of the year	$4,459	$4,709

11) Accrued Expenses

The following table presents accrued expenses as of March 31, 2014:

(U.S. Dollars in thousands)	At March 31, 2014	At December 31, 2013
Operating expenses	$585	$670
Interest expenses	1,150	1,160

Total accrued expenses	$1,735	$1,830

12) Long-Term Debt

Long-term debt as of March 31, 2014 and December 31, 2013 consisted of following:

(U.S. Dollars in thousands)	Vessel	March 31, 2014	December 31, 2013
$117 million Loan facility	Hilda Knutsen	$112,125	$114,563
$117 million Loan facility	Torill Knutsen	114,563	117,000

Total long-term debt		226,688	231,563
Less current installments		19,500	19,500

Long-term debt, excluding current		$207,188	$212,063

Hilda Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in August 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%.

The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. KNOT is the sole guarantor.

The Hilda Facility contains the following financial covenants:

•	Market value of the Hilda Knutsen to be no less than 100% of the outstanding balance under the Hilda Facility for the first 4 years and 125% for the 5th year;

•	Positive working capital of the borrower and of KNOT and its subsidiaries on a consolidated basis (“KNOT Group”);

•	Minimum liquidity of (i) $2 million for the borrower; (ii) $25 million for the guarantor, and (iii) 4% of interest bearing debt for the KNOT Group;

•	Minimum book equity ratio for the KNOT Group of 22.5 % until December 31, 2014, and thereafter 25%; and

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower and the guarantor were in compliance with all covenants as of March 31, 2014, and December 31, 2013.

Torill Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in November 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.75%.

The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. Knutsen NYK Offshore Tankers AS is the sole guarantor.

The Torill Facility contains the following financial covenants:

•	Market value of the Torill Knutsen to be no less than 100% of the outstanding balance under the Torill Facility for the first 4 years and 125% for the 5th year;

•	Positive working capital of the borrower and KNOT Group;

•	Minimum liquidity of (i) $2 million for the borrower; (ii) $25 million for the guarantor, and (iii) 4% of interest bearing debt for the KNOT Group;

•	Minimum book equity ratio for the KNOT Group of 22.5 % until December 31, 2014, and thereafter 25%; and

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower and the guarantor were in compliance with all covenants as of March 31, 2014, and December 31, 2013.

The total outstanding debt as of March 31, 2014 is repayable as follows:

(US $ in thousands)
2014	$14,625
2015	19,500
2016	19,500
2017	19,500
2018 and thereafter	153,563
Total	$226,688

13) Income Taxes

Components of Current and Deferred Tax Expense (Benefit)

The Companies are subject to the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Tonnage tax is classified as an operating expense. Tonnage tax amounted to $11,000 in the three months ended March 31, 2014, and $0 in the three months ended March 31, 2013.

	Three Months Ended March 31,
(US $ in thousands)	2014	2013
Income (loss) before income taxes	$4,173	$313
Income tax expense (benefit)	—	—
Effective tax rate	0%	0%

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax asset will not be realized. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Companies, are more-likely-than not to be realized reflecting the Companies’ cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Companies consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available, and there is no deferred tax assets recognized as of March 31, 2014 and December 31, 2013.

14) Related Party Transactions

(a) Related Parties

The Companies have been charged by KNOT and KOAS for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees.

The amounts of such costs and expenses included in the combined statements of operations for the three month ended March 31, 2014 and 2013 is as follows:

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2014	2013
Statements of operations:
Time charter revenues:
Commercial commission fee from KNOT to Vessels (1)	$141	$—
Operating expenses:
Technical and operational management fee from KOAS and KNOT to Vessels (2)	219	—
General and administrative expenses:
Administration fee from KNOT (3)	8	15
Accounting service fee from KNOT (4)	7	7
Finance expense:
Interest expense charged from KNOT (5)	64	—
Guarantee commission from KNOT to Vessels (6)	287	129

Total	$726	$151

(U.S. Dollars in thousands)	At March 31, 2014	At December 31, 2013
Balance sheets:
Vessels:
New building supervision fee from KOAS to Vessels (7)	$—	$2,350
Licensing of technology fees from TSSI to Vessels (8)	—	1,080
Interest capitalized charged from KNOT to subsidiaries (9)	—	395

Total	$—	$3,825

(1)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission fee for these services.
(2)	Technical and operational management fee from KOAS and KNOT to Vessels: KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support.
(3)	Administration fee from KNOT: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (4) below), the financing service fees (see (6) below) and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
(4)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements.
(5)	Interest expense charged from, interest income charged to KNOT: KNOT invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(6)	Guarantee commission from KNOT to Vessels: KNOT was a guarantor for the Companies’ loan facilities (see Note 12—Long-term Debt and Note 14(b)—Related Party Transactions: Guarantees). KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.
(7)	New building supervision fee from KOAS to Vessels: KOAS charges a fixed fee for supervision of each vessel under construction that is invoiced on a straight-line basis over the period of construction. Such fees, along with direct and incremental supervision costs incurred, are capitalized as part of the Vessels under construction.
(8)	Knutsen Ballast Water Treatment installation from TSSI to Vessel: TSSI has developed Knutsen ballast water treatment technology and the system was installed during the construction and all cost is capitalized as part of the Vessels under construction.
(9)	Interest capitalized charged from KNOT to Vessels: KNOT invoiced interest expense for outstanding payables to owners and affiliates to the vessel owning subsidiaries as explained in (5) above. Such interest expense is capitalized for qualifying Vessels under construction.

(b) Guarantees

As of March 31, 2014, KNOT is guarantor for the Hilda Facility and Torill Facility.

(c) Transaction with Management

The Companies had no personnel during the three months ended March 31, 2014.There has been no direct remuneration to any members of the Board of Directors of KNOT. Trygve Seglem, the President and CEO of KNOT has received $119,000 in salary from KNOT Management AS during the three months ended March 31, 2014. He also controls Seglem Holding AS, which has a 100% equity interest of TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, each own 15% of the equity interests.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $0.8 million during the three months ended March 31, 2014. NYK has no other related party transactions with KNOT apart from interest income on financing offered to KNOT.

See this Note 14 – Related Party Transactions Items 3 and 4 for discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined statements of operations for the two entities.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At March 31, 2014	At December 31, 2013
Balance Sheets:
Trading balances due from KOAS	$107	$—
Trading balances due from KNOT and affiliates	3,224	775

Amount due from related parties	$3,331	$775

Trading balances due to KOAS	$18	$143
Trading balances due to KNOT and affiliates	550	6,922

Amount due to related parties	$568	$7,065

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

15) Commitments and Contingencies

Assets Pledged

As of March 31, 2014, Vessels with a book value of $ 281.5 million were pledged as security held as guarantee for the Companies’ long-term debt and interest rate obligations. See Note 7 – Derivative Instruments and Note 12—Long-Term Debt.

Insurance

The Companies maintain insurance to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Companies maintain protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Companies may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Companies experience multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Companies’ results of operations and financial condition.